May 16, 2008

VIA EDGAR AND HAND DELIVERY

Mr. Jeffrey Riedler

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

                                                Re:                Celera Corporation

Amendment No. 2 to the Registration Statement on Form S-1,

Filed May 1, 2008

SEC File No. 333-149457

Dear Mr. Riedler:

On behalf of Celera Corporation, a Delaware corporation (the “Company”), we submit this letter to respond to the comments (the “Comments”) of the Staff of the Commission (the “Staff”) to the above-referenced Registration Statement (the “Registration Statement”) set forth in the Staff’s letter to Ms. Kathy Ordoñez of May 12, 2008 (the “Comment Letter”).  Enclosed please find two (2) copies of Amendment No. 3 (“Amendment No. 3”) to the Registration Statement, as filed electronically with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from Amendment No. 2 to the Registration Statement filed with the Commission on May 1, 2008.  Also enclosed for the convenience of the Staff are two (2) paper copies of all exhibits to the Registration Statement filed with the Commission today with Amendment No. 3.  We note that two of these exhibits have been filed in redacted form, subject to a request for confidential treatment pursuant to Rule 406 under the Securities Act of 1933, as amended (the “Securities Act”).

The changes reflected in Amendment No. 3 include those made in response to the Comments, the addition of financial information for the Company’s third quarter ended March 31, 2008, and other changes that are intended to update, clarify and render more complete the information contained therein.

For the convenience of the Staff, the Company has restated in italics each of the Comments and each of the Company’s responses are set forth immediately below the Comment to which they relate.  Capitalized terms used but not defined herein have the meanings given to them in Amendment No. 3.  All references to page numbers in the Company’s responses correspond to the page numbers in Amendment No. 3.

General

1.                               Q.                                            We note the box indicating that you are registering securities to be offered on a delayed and continuous offering under Rule 415 has been checked off on the outside cover of the prospectus.  Please advise us as to which shares you will be registering pursuant to Rule 415.  Please also disclose the section of Rule 415 on which you are relying to register these shares.

A.                                   In response to the Staff’s comment, we supplementally inform the Staff that the shares of Celera Corporation common stock issuable pursuant to, or in connection with, the Celera Corporation Stock Incentive Plan, the Applera Europe BV Sharesave Scheme 2001, The Perkin-Elmer Corporation 1997 Stock Incentive Plan and the Applera Corporation/Celera Group Amended and Restated 1999 Stock Incentive Plan, will be offered on a delayed or continuous basis, and therefore, are being registered pursuant to Rule 415(a)(1)(ii) promulgated under the Securities Act.

2.                               Q.                                            We note that you sought confidential treatment for certain of your exhibits.  In that regard, please be advised that comments related to your request for confidential treatment will be delivered under separate cover.  We will not be in a position to consider a request for acceleration of effectiveness of this registration statement until we resolve all issues concerning the confidential treatment request.

A.                                   We acknowledge the Staff’s comment, and supplementally inform the Staff that an additional request for confidential treatment, with respect to the Operating Agreement and the Master Purchase Agreement, each to be entered into by Applera and Celera on the Redemption Date, has been filed with the Staff today.  We are not aware of any other documents for which we will request confidential treatment prior to requesting effectiveness.

Risk Factors

“Our separation agreement with Applera requires us to indemnify Applera . . .” page 13

3.                               Q.                                            We note your response to Comment 3 and reissue the comment in part.  It appears that the separation agreement covers “specified litigation” other than the class action lawsuit related to the 2000 offering of shares of Celera Group tracking stock.  Please identify and describe this other litigation in this risk factor, and elsewhere in your filing as may be appropriate.

A.                                   In response to the Staff’s comment, we have revised the disclosure on pages 8, 119 and F-39 accordingly.

Our Company

Our Clinical Laboratory Testing Service Business, page 74

4.                               Q.                                            We note your response to Comment 13 and reissue the comment in part.  We note that you deleted reference to “collection stations” in the “Our Company” section.  However, this term still appears in the risk factor entitled “We rely on independent healthcare providers, laboratories …” on page 22 and in the “Governmental Regulation of Diagnostic Products and Testing Services” subsection on page 89.  Please expand your disclosure on page 74 to describe the collection stations’ involvement in collecting specimens for your business, and how these collection stations interact with healthcare providers and clinical laboratories.

A.                                   In response to the Staff’s comment, we have revised the disclosure on pages 76 and 91 accordingly.

Licensing Programs, Collaborations and Other Intellectual Property Licenses, page 83

5.                               Q.                                            We note your response to Comment 15 and reissue the comment in part.  We note your disclosure on pages 84-85 that Cepheid is obligated to pay you ongoing royalties in the mid- to high teens.  Please expand your disclosure to state the number of years under this agreement that Cepheid is obligated to pay you royalties.

A.                                   In response to the Staff’s comment, we have revised the disclosure on page 86 accordingly.

Exhibit Index, page II-4

6.                               Q.                                            We note that you have provided in supplemental form a draft of your legal opinion.  Please expand your legal opinion to include discussion of the preferred stock purchase rights that you are registering in connection with the common stock.

A.                                           In response to the Staff’s comment, we supplementally inform the Staff that the Board of Directors of the Company has not yet determined whether or not to implement a stockholder rights plan.  In the event the Company’s Board determines to implement a rights plan, we will revise our opinion to include the preferred stock purchase rights that the Company will register along with the Company’s common stock.  If, however, the Board determines not to implement such a plan, no revisions to our legal opinion will be necessary and the Company will remove the relevant disclosure relating to the rights plan contained in the Registration Statement.

7.                               Q.                                            We note that you have made the following assumptions on pages 2-3 of your legal opinion:

•                  “In making our examination of executed documents, we have assumed that the parties thereto, other than the Company and Applera, had the power, corporate or other, to enter into and perform all obligations thereunder and have also assumed the due authorization by all requisite action, corporate or other, and the execution and delivery by such parties of such documents and the validity and binding effect thereof on such parties.”

•                  “In rendering the opinions set forth below, we have also assumed that each agreement setting forth the terms of each grant of options or other awards under the Plans is or will be consistent with the applicable Plan and has been or will be duly authorized and validly executed and delivered by the parties thereto.”

Please remove these assumptions from the legal opinion, as these are assumptions that should be part of your due diligence prior to executing the legal opinion.

A.                   1.               Assumptions that parties other than the Company and Applera have the power, corporate or other, to enter into and perform all obligations under executed documents and the due authorization, execution and delivery of such documents by such parties and the validity and binding effect of such documents on such parties.

In response to the Staff’s comment, we respectfully submit that we believe that it is customary opinion practice to make factual assumptions when the facts being assumed relate to a party other than the opinion giver’s client.  See Donald W. Glazer et al., Glazer and FitzGibbon on Legal Opinions §§ 4.1, 4.3.2 (2d ed. 2001) (“[f]actual assumptions are appropriate when the facts being assumed relate to a party other than the opinion giver’s client . . .”).

In addition, we believe that the factual assumptions referenced above are necessary since they relate to matters that we, as counsel to Applera, would not be able to verify.  Glazer at § 4.3 (“[f]actual assumptions are appropriate when the facts being assumed . . . are not susceptible to verification (at least by the closing date) by the lawyers responsible for preparing the opinion . . .”); TriBar Opinion Committee, Third Party “Closing” Opinions: A Report of the TriBar Opinion Committee, 53 Bus. Law. 591, 615 (1998) (“[o]pinion preparers are often permitted by the opinion recipient to rely on assumptions when (i) information is not available (or is only available at substantial cost or delay)”).  It has been our experience that third parties will not customarily allow lawyers other than their own to conduct a “due diligence” investigation to confirm the due authorization, execution, delivery and enforceability of agreements since it would require such lawyers to view documents which may contain confidential, privileged or other information that is sensitive or proprietary to their businesses.  Therefore, we believe that it would be impracticable, if not impossible, to verify the power and authority of such third parties or the due authorization, execution, delivery and enforceability of documents on parties other than our client and its subsidiaries.

2.               Assumption that each agreement setting forth the terms of each grant of options or other awards under the Plans is or will be consistent with the applicable Plan.

With respect to award agreements under the Plans that have been entered into prior to the date of the opinion, we respectfully submit that there are thousands of such award agreements under the Plans and we believe it is customary opinion practice to make factual assumptions where the information at issue is so voluminous that it would be impractical to review each such agreement and the likely benefit of reviewing each document is outweighed by the difficulty and cost of such review.  See Glazer at § 4.1 (“[f]actual assumptions are appropriate when the facts being assumed . . . will cost too much to verify relative to the likely benefit or when they are not susceptible to verification (at least by the closing date) by the lawyers responsible for preparing the opinion”).  See also TriBar 1998 Report at 615 (“[o]pinion preparers are often permitted by the opinion recipient to rely on assumptions when (i) information is not available (or is only available at substantial cost or delay) . . . or (iii) the cost of establishing the facts exceeds the likely benefit”).  We have been informed by Applera that the existing award agreements are consistent with the terms of the applicable Plan, which we have reviewed, and we believe the likely benefit of examining each of the thousands of award agreements is disproportionately small relative to the difficulty and potential cost of such examination.

With respect to award agreements under the Company’s Stock Incentive Plan, such agreements will be entered into in the future.  As such, it would not be possible for us to verify the matters assumed as of the date of the opinion, since they would relate to matters that had not yet occurred.  We believe it is customary opinion practice to assume such matters. See TriBar 1998 Report at 615 (“[o]pinion preparers are often permitted by the opinion recipient to rely on assumptions when (i) information is not available . . ..”).

3.               Assumption that each award agreement under the Plans has been or will be duly authorized and validly executed and delivered by the parties thereto.

With respect to award agreements that exist as of the date of the opinion, without the referenced assumption, we would need to confirm that each recipient of an award under such Plans had the capacity to enter into such agreements or arrangements and that his or her signature was in fact genuine.  Practically speaking, there is no way for us to verify such matters, including the mental capacity of all such individuals at the time they entered into the award agreements.  We respectfully submit that we believe it is customary opinion practice to make factual assumptions relating to parties other than the opinion giver’s client.  See Glazer at § 4.3.  Accordingly, assumptions relating to the authorization, execution and delivery of documents by natural individuals are among the assumptions that are considered so customary that even if not explicitly set forth in a legal opinion, are impliedly understood to be included therein. See Glazer at § 4.3 (“many factual assumptions are ‘implicit’ and need not be stated expressly” including the assumption “. . . that signatures are genuine”); TriBar 1998 Report at 615 (“. . . opinion preparers almost always assume the legal capacity of individuals”).  See also Arthur Norman Field, Practicing Law Inst., Legal Opinions in Business Transaction, § 5:17, § 8:11 (2003).

In addition, with respect to the award agreements that were entered into prior to the date of the opinion, we respectfully submit that the assumption as to due authorization, execution and delivery is appropriate with respect to Applera as well, since the volume of such agreements and the span of time over which they were entered into would make it impractical for us to review the matters assumed.  We believe it is customary to assume such matters where the volume is such that the likely benefit of reviewing each document is outweighed by the difficulty and cost of such review. See Glazer at § 4.3; TriBar 1998 Report at 615.

With respect to award agreements under the Company’s Stock Incentive Plan, such agreements will be entered into in the future.  As such, we respectfully submit that it would not be possible for us to verify the matters assumed as of the date of the opinion, since they would relate to matters that had not yet occurred.  See TriBar 1998 Report at 615.

For the reasons stated above, we believe that the referenced assumptions are appropriate and customary and respectfully submit that such assumptions are necessary in order for us to render the legal opinion.

Should you have any questions or want to discuss these matters further, please call the undersigned at (302) 651-3180.  Facsimile transmissions may be made to the undersigned at (302) 651-3001.

Very truly yours,

/s/ Allison L. Land

Allison L. Land

cc:	Kathy Ordoñez
William B. Sawch